

December 20, 2010

Mr. Michael Allan English
Principal Executive Officer
Numbeer, Inc.
112 North Curry Street
Carson City, Nevada 89703

      Re: **Numbeer, Inc.**
            Form 10-K for the year ended May 31, 2010
            File No. 333-153172

Dear Mr. English:

      We have reviewed your response dated December 6, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the year ended May 31, 2010

Item 9A. Controls and Procedures

1.   We note from your response to our prior comment 1 and your amended 10-K that you have revised your disclosure regarding your disclosure controls and procedures to include two conclusions, the first, that management concluded that your disclosure controls and procedures are effective in gathering, analyzing and disclosing information needed to satisfy the registrant's disclosure obligations under the Exchange Act, and the second, that your disclosure controls and procedures are not effective because of the material weaknesses identified. As a result, your disclosure is confusing. Please further amend your Form 10-K to only clearly disclose, if true, that your management concluded that your disclosure controls and procedures were not effective as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K.

Form 10-Q/A for the quarterly period ended August 31, 2010

Item 4. Controls and Procedures, page 11

2.   We note your response to our prior comment 7 and see your revised disclosure in your amendment to your Form 10-Q. The language that is currently included after the words not effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings, including any amendments, or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Acknowledgements

3.   In connection with responding to our comments, please provide, in writing, a statement signed by management of the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.
.

Sincerely,

Jeff Jaramillo
Branch Chief